Höganäs

Date/Datum 22 October 2002

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02 OCT 31 8:47

02055672

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

Encl. Interim Report January – September 2002

Bl. 4730



Höganäs AB *Interim Report January - September 2002*

File 1293-2(b)

2002

Höganäs AB (publ)
Interim Report January - September 2002

Highlights

• Net sales	MSEK 2 495	+1%
• Income before tax[1]	MSEK 355	+7%
• Operating margin[1]	15.8%	(15.0)
• Equity/assets ratio	43%	(41)

[1] Includes items affecting comparabilities MSEK -27

Market situation
Höganäs' turnover* during the **first nine months** of 2002 increased by 1% to MSEK 2 495 (2 466). The rate of exchange of the Swedish krona was 3% stronger than in the corresponding period of the previous year. Sales on the North American market increased markedly, largely as a result of higher market shares. There was also a substantial increase in sales in Asia outside Japan, whereas volumes in Europe were slightly down.

The volume of sales (excluding semis) during the first nine months of the year rose by 8% compared to 2001. Volumes in Europe and in Japan fell by 3%. Volumes in the rest of Asia rose by 20%. Other Markets recorded a volume increase of close to 30%.

Press powders recorded an increase in volume of 12%. The volume sold to European markets was down by 3%, while the volume on the Japanese market was up by 5%. On other Asian markets volumes rose by 27%. That figure includes an increase of 36% in Taiwan, 14% in South Korea and 26% in China. The increase on other markets was 40%.

The volume of other iron powders decreased by 4%. The decline affected all markets except Other Markets, which increased by 5%. Sales of Coldstream powders increased by 11%.

During **the third quarter** the turnover* decreased by 2% to MSEK 791. Höganäs currency index fell by 9% (the Swedish krona was stronger) but the volumes increased during the period by 11%. Volumes rose on all markets during the third quarter. Press powders recorded an overall increase of 15%, other powders of 2% and Coldstream powders of 3%. Further information is given in the table at the top of the page opposite.

Financial position
Operating income in the first nine months of the year amounted to MSEK 394 (369). This includes an allocation of MSEK 27 to the Höganäs Pension Foundation under the heading of items affecting comparabilities.

Other operating income and expenses included a net exchange gain of MSEK +24 (-76) from forward contracts.

The operating margin for the period was 15.8% (15.0%). If items affecting comparabilities are excluded, the margin was 16.8% (15.0%).

The net result of the Group's financial income and expenses was MSEK -39 (-37). Cash flow before investments for the period was MSEK 643 (64).

Income before taxes amounted to MSEK 355 (332), an increase of MSEK 23.

The equity-assets ratio amounted to 43% (41%).

Acquisition
At the end of the third quarter Höganäs' stake in Höganäs India Ltd amounted to 94%. The process of delisting the company from the stock exchange has now been completed.

Investments
Investments in fixed assets by the Group during the period amounted to MSEK 224 (699).

Finances
The Group's net debt was reduced by MSEK 246 during the period. Its debt-equity ratio was 78%.

Events after the end of the reporting period
The pension insurance company Alecta announced at the beginning of October that it had frozen payments of surplus funds until further notice, and that more information would be forthcoming on 30 October. The amount owing to Höganäs by Alecta at the end of the third quarter was MSEK 8.

Parent Company
Invoicing by the Parent Company during the period amounted to MSEK 1 600 (1 598), including MSEK 716 invoiced to Group companies. Income after financial income and expenses was MSEK 441 (295). Cash & Bank at 30 September 2002 totalled MSEK 43 (34), not counting unutilized overdraft facilities. Investments totalled MSEK 83 (120).

Outlook
The forecast previously given for the whole of 2002 still stands, viz. that income before taxes (excluding items affecting comparabilities) is expected to be better than in 2001.

Höganäs, 15 October 2002

Claes Lindqvist

President and Chief Executive Officer

Volume development (tons) per application area and market

Markets	Press Powder			Other Iron Powder [3]			Coldstream Powder		
	Q3	Q3[1]	12months[2]	Q3	Q3[1]	12months[2]	Q3	Q3[1]	12months[2]
Europe	23100	+ 3%	- 6%	6000	0%	- 8%	1240	0%	+ 1%
Japan	8000	+ 9%	0%	2500	- 8%	- 20%	110	+ 23%	+ 7%
Asia (excl. Japan)	14500	+37%	+ 15%	3900	+ 10%	- 1%	380	+ 16%	+17%
Others	11700.	+ 25%	+ 25%	5400	+ 5%	+ 3%	270	- 5%	+ 6%
Totally	**57300**	**15%**	**+ 4%**	**17700**	**+ 2%**	**- 5%**	**1990**	**+ 3%**	**+ 4%**

[1] %- change compared with corresponding quarter previous year [2] %- change rolling 12-months [3] excl. semi finished powders

Consolidated income statements, MSEK

	Jan - Sept 2002	Jan - Sept 2001	Year 2001
Net sales	**2,495**	2,466	3,245
Cost of sales	**-1,741**	-1,709	- 2,246
Gross profit	**754**	**757**	**999**
Selling expenses	**-138**	-143	- 203
Administrative expenses	**-109**	-102	- 139
R&D expenses	**- 99**	- 84	- 115
Items affecting comparabilities	**- 27**	-	- 117
Other income	**33**	2	2
Other expenses	**- 20**	- 61	- 93
Operating income	**394**	**369**	**334**
Financial income	**24**	9	19
Financial expenses	**- 63**	- 46	- 58
Income before tax	**355**	**332**	**295**
Taxes	**- 108**	- 96	- 85
Minority share	**-**	- 1	- 1
Net income	**247**	**235**	**209**
Operating margin,%	**15.8**	15.0	10.3
Earnings per share, SEK (after actual tax)	**7.20**	6.80	6.00

This interim report has not been subjected to scrutiny by company's auditors.

Consolidated balance sheets, MSEK

	30 Sept 2002	31 Dec 2001
Intangible assets	**181**	207
Tangible assets	**2,668**	2,794
Financial assets	**87**	92
Inventory	**614**	697
Short-term receivables	**560**	540
Cash and bank	**116**	78
Total assets	**4,226**	**4,408**
Shareholders' equity	**1,812**	1,744
Minority interests	**3**	6
Interest-bearing liabilities	**1,531**	1,739
Non interest-bearing liabilities	**880**	919
Total shareholders' equity and liabilities	**4,226**	**4,408**
Equity/assets ratio	**43%**	40%

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information during 2003:

- Year end report on 31 January
- Annual report in mid-March
- Interim report for first quarter on 14 April
- Interim report for first six months on 11 July
- Interim report for first nine months on 13 October

Net sales, MSEK


3500
3000
2500
2000
1500
1000
500
0
1998
1999
2000
2001
Oct 2001
Sept 2002

Income before taxes, MSEK


700
600
500
400
300
200
100
0
1998
1999
2000*
2001
Oct 2001
Sept 2002

* Excl. sale of HC-shares

Consolidated Quarterly data MSEK	July - Sept 2002	July - Sept 2001	April - June 2002	April - June 2001	Jan - March 2002	Jan - March 2001	Oct - Dec 2001	Oct - Dec 2000
Net sales	**791**	805	872	851	832	810	779	828
Operating expenses	**- 602**	- 643	- 656	- 668	- 635	- 630	- 648	- 615
Items affecting comparabilities	**- 27**	-	-	-	-	-	-117	-
Depreciation	**- 58**	- 53	- 61	- 53	- 62	- 50	- 49	- 45
Operating income	**104**	109	155	130	135	130	- 35	168
Income before tax	**90**	97	142	117	123	118	- 37	159
Net income	**63**	70	97	83	87	82	- 26	122
Operating margin, %	**13.1**	13.5	17.8	15.3	16.2	16.0	- 4.5	20.3
Operating margin, % excl. items affecting comparabilities	**16.6**	13.5	17.8	15.3	16.2	16.0	10.5	20.3
Key indicators								
Earnings per share, SEK	**1.90**	2.00	2.80	2.40	2.50	2.40	- 0.80	3.50
Equity, SEK/share	**52.60**	51.50	50.60	49.60	52.80	51.50	50.50	51.10
Number of shares, 1000's	**34,502**	34,527	34,502	34,527	34,502	34,527	34,502	35,198
Number of shares, average 1000's	**34,502**	34,527	34,502	34,527	34,502	34,862	34,515	35,198

Consolidated Cash Flow analysis, MSEK	2002 Jan - Sept	2001 Jan - Sept
Cash flow before change in working capital	**627**	221
Change in working capital	**16**	- 157
Acquisitions	**- 5**	- 61
Disposals	**-**	-
Net investments	**- 224**	- 699
Change in long-term receivables, provisions and liabilities	**11**	37
Cash flow after investments	**425**	- 659
Buy back of own shares	**-**	- 116
Dividend	**-155**	- 155
Change in financing	**- 208**	923
Translation difference and others	**- 24**	22
Change in liquid funds	**38**	15

Changes in shareholders' equity, MSEK	2002 Jan - Sept	2001 Jan - Sept
Balance brought forward	**1,744**	1,798
Net income	**247**	235
Buy back of own shares	**-**	- 116
Dividend	**- 155**	- 155
Translation difference	**- 24**	17
Balance carried forward	**1,812**	1,779
Return on shareholders' equity (rolling 12-months)	**12.3%**	20.6%

Höganäs